BABE BREWING LLC
OPERATING
AGREEMENT

TABLE OF CONTENTS

AMENDED AND RESTATED OPERATING AGREEMENT OF BABE BREWING LLC

In accordance with the California Revised Uniform Limited Liability Company Act, *Corporations Code Section 17701.01 et seq.*, and subject to the Articles of Organization, which were filed on September 28, 2016, with the Secretary of State of California, this Amended and Restated Operating Agreement ("Agreement") is entered into on August 27, 2018, by and among the members of BABE BREWING LLC, listed on the signature page. This Agreement replaces and supersedes any prior agreements and amendments thereto, including the previous operating agreement executed on April 28, 2017, its certain Amendment #1, and any and all other agreements or amendments contemplated thereunder.

Explanatory Statement

The parties have agreed to organize a limited liability company in accordance with the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, the parties agree as follows:

Article I
Defined Terms

The following capitalized terms shall have the respective meanings specified in this Article I. Capitalized terms not defined in this Agreement (including *Exhibit B*) shall have the meaning specified in the Act.

"*Act*" means the California Revised Uniform Limited Liability Company Act, as amended from time to time.

"*Affiliate*" means (a) a Person directly or indirectly controlling, controlled by, or under common control with another Person; (b) a Person owning or controlling ten percent (10%) or more of the outstanding voting securities or beneficial interests of another Person; (c) an officer, director, partner, or member of the immediate family of an officer, director or partner, of another Person; and/or (d) any affiliate of any such Person.

"*Agreement*" means this Amended and Restated Operating Agreement, as amended from time to time, including each exhibit hereto.

"*Cash Flow*" means all cash derived from operations of the Company (including interest received on reserves), without reduction for any noncash charges, but less cash used to pay current operating expenses and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Members.

"*Company*" means the limited liability company formed in accordance with this Agreement.

"*Contribution*" means any money, property, or services rendered, or a promissory note or

other binding obligation to contribute money or property, or to render services as permitted in this Agreement or by law, which a Member contributes to the Company as capital in that Member's capacity as a Member pursuant to this Agreement or any other agreement between the Members, including an agreement as to value.

"*Dissociation*" means a Member ceasing to be a Member of the Company upon the occurrence of one of the events described in Section 17706.02 of the Act.

"*Initial Contribution*" means the amount listed in *Exhibit A* under Initial Capital Contribution.

"*Intellectual Property*" means the Company's trade secrets and trademarks, including BABE KOMBUCHA in classes 30 and 35, and BABE BREWING COMPANY in class 43.

"*Interest Holder*" means any Person who holds a Transferable Interest, whether as a Member or as a Transferee of a Member.

"*Involuntary Dissociation*" means, with respect to any Member, the occurrence of any of the following events:

(a) the Member makes an assignment of the benefit of creditors;

(b) the Member is bankrupt;

(c) the Member's death or adjudication by a court of competent jurisdiction as incompetent to manage the Member's person or property;

(d) the Member is convicted of a felony involving moral turpitude, persistent dishonesty or fraud and such conviction has not been dismissed or overturned; or

(e) the affirmative unanimous vote of Members, excluding the member whose Dissociation is being voted upon.

"*Majority*" means more than fifty-one percent (51%).

"*Member*" means any person who executes a counterpart of this Agreement as a Member and any Person who subsequently is admitted as a Member of the Company.

"*Membership Interest*" means a Member's rights in the Company, collectively, including the Member's Transferable Interest, any right to vote or participate in management, and any right to information concerning the business and affairs of the Company.

"*Ownership Percentage*" means, as to a Member, the percentage set forth after the Member's name on *Exhibit A*, as amended from time to time, and as to a Transferee who is not a Member, the percentage or part of a percentage that corresponds to the portion of a Member's Transferable Interest that the Transferee has acquired, to the extent the Transferee has succeeded to a Member's Interest.

"*Person*" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"*Preferred Contribution*" means the amount listed and designated as such on *Exhibit A*.

"*Secretary of State*" means the Secretary of State of the State of California.

"*Transfer*" means, when used as a noun, any sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, to sell, hypothecate, pledge, assign, or otherwise transfer.

"*Transferable Interest*" means the right as originally associated with a Person's capacity as a Member to receive Distributions from the company in accordance with this Agreement, whether or not the Person remains a Member or continues to own any part of the right.

"*Transferee*" means the Person who has acquired a Transferable Interest in the Company but is not a Member.

"*Voluntary Dissociation*" means a Member's dissociation from the Company by means other than a Transfer or an Involuntary Dissociation.

"*Voting Power*" means the total amount of votes allotted to each Member in Section 5.1. Voting Power may be allocated to each Member regardless of his or her Ownership Percentage. These votes may, and often will be, expressed as a percentage.

Article II
Formation and Name; Office; Purpose; Term

2.1. *Organization*. The Members have formed a limited liability company under the Act by properly executing and filing Articles of Organization. The rights, duties, and liabilities of the Members are determined pursuant to the Act and this Agreement.

2.2. *Name of the Company*. The name of the Company is BABE BREWING LLC. The Company will transact business under that name. However, the Company may conduct business under another name if the Members think it advisable, provided that the Members comply with the Act and any other applicable laws, file fictitious name certificates and the like, and file any necessary amendments.

2.3. *Purpose*. The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Liability Company Act.

2.4. *Term*. The Company shall continue in existence perpetually, unless sooner dissolved as provided by this Agreement or required by the Act.

2.5. *Principal Place of Business*. The Company's Principal Place of Business shall be located at 5401 Linda Vista Road #409, San Diego, CA 92111 or at any other place within the State of California upon which the Members agree.

2.6. *Resident Agent*. The name and address of the Company's resident agent in the State of California is Vinicius Pavan, with the address of 11046 Cloverhurst Way, San Diego, CA 92130.

2.7. *Members*. The name, present mailing address, taxpayer identification number, Initial Contribution, and Ownership Percentage of each Member are set forth on *Exhibit A*.

2.8. *Tax Treatment as a Partnership*. The Members intend that the Company be treated as a partnership under Treasury Regulation Section 301.7701-3 and analogous provisions of state tax laws, and the Company shall not elect to be treated as an association taxable as a corporation.

2.9. *Operative Date of Agreement*. The provisions of this Agreement shall take effect on the date of its execution.

Article III
Members; Capital; Capital Accounts

3.1. *Initial Capital Contributions of Members*. Members, their respective addresses, their initial capital contributions to the Company, and their respective percentage interests in the Company are set forth on *Exhibit A*, attached to this Agreement and made a part of it. Each Member agrees to make the Initial Contribution set out in *Exhibit A* within ninety (90) days from the date of execution of this Agreement. *Exhibit A* shall be amended from time to time to reflect any changes or adjustments in the respective contributions or percentage interests of the Members as required or permitted under this Agreement.

3.2. *Failure to Make Contribution*.

(a) If a Member is required to make a Contribution in accordance with Section 3.1 and *Exhibit A* of this Agreement and fails to make that Contribution within ninety (90) days from the date of execution of this Agreement, that Member shall be obligated, at the option of the Company, to contribute cash equal to the value of the part of the Contribution that has not been made.

(b) A Member's obligation to make a Contribution to the Company is not excused by the person's death, disability, or other inability to perform personally.

(c) The obligation of a Member to make a Contribution to the Company may be compromised only by the consent of all the Members. A conditional obligation of a Member to make a Contribution to the Company shall not be enforced unless the conditions of the obligation have been satisfied or waived as to or by that Member. Conditional obligations include Contributions payable upon a discretionary call of the Company before the time the call occurs.

3.3. *No Additional Contributions*. No Member shall be required to contribute any additional capital to the Company, and no Member shall have personal liability for any obligation of the Company except as expressly provided by law or upon unanimous agreement of the Members.

3.4. *No Interest on Contributions*. Neither Members nor any Interest Holders shall be paid interest with respect to Contributions.

3.5 *Return of Contributions*. Except as otherwise provided in this Agreement, no Interest Holder shall have the right to receive the return of any Contribution or withdraw from the Company, except upon the dissolution of the Company.

3.6. *Form of Return of Capital*. If an Interest Holder is entitled to receive the return of a Contribution, the Company may distribute to such person, in lieu of money, notes, or other property having a value equal to the amount of money distributable to the Interest Holder.

4.3. *Special Tax Allocations – See Exhibit B.*

4.4. *Distributions*. Distributions of available cash, other than in connection with Section 4.5 below, shall be made to the Interest Holders at the times and in the aggregate amounts determined by the Members. Such distributions shall be paid to the Interest Holders in the following manner:

(a) First, distributions shall be made to Interest Holders in respect of their total Ownership Percentage on a pro rata basis until all Interest Holders have been repaid in full for their Preferred Contribution (if any), as defined herein and set forth on *Exhibit A* attached hereto;

(b) Second, distributions shall be made to the Interest Holders in respect of their total Ownership Percentage on a pro rata basis until all Interest Holders have been repaid in full for their Initial Contributions to the Company less any amount repaid for their Preferred Contribution (if applicable); and

(c) Third, to all Interest Holders on a pro rata basis in accordance with their respective Ownership Percentages.

4.5. *Liquidation and Dissolution.*

(a) Upon liquidation of the Company, the assets of the Company shall be distributed to the Interest Holders in accordance with their positive balances in their respective Capital Accounts, after giving effect to all Contributions, Distributions, and allocations for all periods. Distributions to the Interest Holders pursuant to this Section 4.5(a) shall be made in accordance with Treasury Regulation Section 1.704-1(b)(2)(ii)(b)(2).

(b) No Interest Holder shall be obligated to restore a Negative Capital Account.

Article V
Management: Rights, Powers, and Duties

5.1. *Management*. The Company shall be managed by the Members. Except as specifically provided otherwise in this Agreement, each Member, except for Charles Turecek, shall have the right to act for and bind the Company in the ordinary course of its business. Unless designated otherwise by this Agreement, each Member shall have one vote on each matter the Members are entitled to vote upon, except Caroline Pavan shall have two votes.

5.2. *Meetings of and Voting by Members.*

(a) A meeting of the Members may be called at any time by any Member. Meetings of Members shall be held at the Company's principal place of business or at any other place in San Diego County, designated by the Person or Persons calling the meeting. Not less than ten (10) nor more than thirty (30) days before each meeting, the Person or Persons calling the meeting shall give written notice of the meeting to each Member entitled to vote at the meeting. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice may waive notice, either before or after the meeting, by executing a waiver of such notice, or by appearing at and participating, in person or by proxy, in the meeting. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by proxy of Members holding in the aggregate not less than fifty-one percent (51%) of the Voting Power, constitutes a quorum. A Member may vote either in person or by written proxy signed by the Member or by the Member's duly authorized agent.

(b) Except as otherwise provided in this Agreement, the affirmative vote of Members holding a Majority of the aggregate Voting Power present at the meeting in person and by proxy shall be required to approve any matter coming before the Members.

(c) In lieu of holding a meeting, the Members may take action by written consent specifying the action to be taken, which consent must be executed and delivered to the Company by Members whose combined Voting Power constitutes not less than fifty-two percent (52%) of the total Voting Power of all Members. Any such approved action shall be effective immediately. The Company shall give prompt notice to all Members of any action approved by Members by less than unanimous consent.

(d) The following matters shall require the vote or consent of the percentage interest of Members' Voting Power indicated after each such item for such action to be approved by the Members:

(1) a decision to continue the business of the Company after dissolution of the Company (52%);

(2) approval of the transfer of a Membership Interest and admission of a Transferee as a Member (52%). Any such consent to transfer or admission may be unreasonably withheld in the sole and absolute discretion of the consenting party;

(3) an amendment to the Articles of Organization or this Agreement (52%).

5.3. *Personal Service*. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Members, no Member shall be entitled to compensation for services performed for the Company. However, upon substantiation of the amount and purpose thereof, the Members shall be entitled to reimbursement for expenses reasonably incurred, and advances of funds reasonably made, in furtherance of the business of the Company. Any amounts approved to be paid to any Members as provided above shall be deemed compensation for services when paid, and shall not be treated as Distributions as provided in Section 17704.05(g) of the Act.

5.4. *Duties of Parties*.

(a) Each Member shall devote such time to the business and affairs of the Company as is necessary to carry out the Member's duties set forth in this Agreement.

(b) Except as otherwise expressly provided in Section 5.4(c), nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or of any Affiliate of any Member, to conduct any other business or activity whatsoever, and no Member shall be accountable to the Company or to any other Member with respect to that business or activity. The organization of the Company shall be without prejudice to the Members' respective rights (or the rights of their respective Affiliates) to maintain, expand, or diversify such other interests and activities and to receive and enjoy profits or compensation therefrom. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

(c) The fiduciary duties a Member owes to the Company and the other Members shall be those of a director of a California corporation to the corporation and its shareholders, including, but not limited to, as set forth in subdivisions (1) and (2):

(1) a Member's duty of loyalty to the Company and the other Members includes the following:

(A) to account to the Company and hold as trustee for it any property, profit, or benefit derived by the Member in the conduct or winding up of the Company's business or derived from a use by the Member of Company property, including the appropriation of a Company opportunity, without the consent of the other Members;

(B) to refrain from dealing with the Company in the conduct or winding up of the Company business as or on behalf of a party having an interest adverse to the Company without the consent of the other Members; and

(C) to refrain from competing with the Company in the conduct of the Company business before the dissolution of the Company without the consent of the other Members.

(2) a Member's duty of care to the Company and the other Members in the conduct and winding up of the Company business includes refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law.

5.5. *Indemnification of Members.*

(a) A Member shall not be liable, responsible, or accountable, in damages or otherwise, to any other Member or to the Company for any act performed by the Member with respect to Company matters, and within the standard of care specified in Section 5.4 and the Act.

(b) The Company shall indemnify each Member for any act performed by the Member with respect to Company matters, unless such act constitutes grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law.

Article VI
Transfer of Interests and Dissociation of Members

6.1. *Transfers*. Except as herein provided, no Member may Transfer all, or any portion of, or any interest or rights in, the Membership Interest owned by the Member. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. The attempted Transfer of any portion or all of a Membership Interest in violation of the prohibition contained in this Section 6.1 shall be deemed invalid, null and void, and of no force or effect, except any Transfer mandated by operation of law, and then only to the extent necessary to give effect to such Transfer by operation of law.

(a) A Member may Transfer all or any portion of or any interest or rights in the Member's Transferable Interest if each of the following conditions ("Conditions of Transfer") is satisfied:

(1) the Transfer may be accomplished without registration, or similar process, under federal and state securities laws;

(2) the Transferee delivers to the Company a written agreement to be bound by the terms of Article VI;

(3) the Transfer will not result in the termination of the Company pursuant to Code Section 708;

(4) the Transfer will not result in the Company being subject to the Investment Company Act of 1940, as amended, or the Company being treated as a publicly traded partnership under Code Section 7704;

(5) the Transferor or the transferee delivers the following information to the Company: (i) the Transferee's taxpayer identification number; and (ii) the Transferee's initial tax basis in the transferred Membership Interest; and

(6) the Transferor complies with the provisions set forth in Section 6.1(c).

(b) If the Conditions of Transfer are satisfied, the Member may Transfer all or any portion of the Member's Transferable Interest. The Transfer of a Transferable Interest pursuant to this Section 6.1 shall not result in the transfer of any of the Transferor's other Membership rights. The Transferee of the Transferable Interest shall be a Transferee and shall have no right to: (i) become a Member; (ii) exercise any Membership rights other than those specifically pertaining to the ownership of a Transferable Interest; or (iii) act as an agent of the Company. The Transferee shall become a member only if the requirements of Section 5.2(d)(2) are met.

(c) *Right of First Offer.*

(1) If a Member (a "Transferor") desires to Transfer all or any portion of, or any interest or rights in the Transferor's Economic Interest (the "Transferor Interest"), the Transferor shall notify the Company of that desire (the "Transfer Notice"). The Transfer Notice shall describe the Transferor Interest. The Company, or its nominee(s), shall have the option (the "Purchase Option") to purchase all of the Transferor Interest for a price (the "Purchase Price") equal to the amount the Transferor would receive if the Company were liquidated and an amount equal to the Agreed Value were available for distribution to Members pursuant to Section 4.5.

(2) The Purchase Option shall be and remain irrevocable for a period (the "Transfer Period") ending at 11:59 P.M. local time at the Company's principal office on the thirtieth (30th) day following the day the Transfer Notice is given to the Company.

(3) At any time during the Transfer Period, the Company and/or its nominee (the "Purchaser(s)") may elect to exercise the Purchase Option by giving written notice of its election to the Transferor. The Transferor shall not be deemed a Member for the purpose of Voting on whether the Company shall elect to exercise the Purchase Option.

(4) The Purchaser's notice of its election to purchase the Transfer Interest shall fix a closing date (the "Transfer Closing Date") for the purchase, which shall not be earlier than five (5) days after the date of the notice of election nor more than thirty (30) days after the expiration of the Transfer Period.

(5) The Purchase Price shall be paid in cash on the Transfer Closing Date unless the Purchasers elect to pay the Purchase Price in installments pursuant to Section 6.5.

(6) If the Company's Purchase Option is not exercised, the Transferor shall be permitted to offer and sell the Transferor Interest to any other person for a period of six (6) months (the "Free Transfer Period") after the expiration of the Transfer Period. If the Transferor does not Transfer the Transferor Interest within the Free Transfer Period, the Transferor's right to Transfer the Transferor Interest pursuant to this Section shall cease and terminate.

(7) Any Transfer of the Transferor Interest made after the last day of the Free Transfer Period or without strict compliance with the terms, provisions, and conditions of this Section and all other terms, provisions, and conditions of this Agreement, shall be null and void and of no force or effect.

6.2. *Voluntary Dissociation.*

(a) No Member shall have the right to effect a Voluntary Dissociation from the Company, except as otherwise provided by this Agreement.

(b) Upon Dissociation of any Member, as permitted under the terms of this Section 6.2, the Company shall have the right to purchase the withdrawn Member's interest at Appraised Value as defined in Section 6.4 and in installments pursuant to Section 6.5.

6.3. *Involuntary Dissociation.* Immediately upon the occurrence of an Involuntary Dissociation, the successor of the Dissociated Member shall thereupon become a Transferee, but shall not become a Member.

6.4. *Appraised Value.*

(a) The term "Appraised Value" means the appraised value of the Company as hereinafter provided. Within fifteen (15) days after the Transfer Notice, the Company and the Transferor shall each appoint an appraiser to determine the value of the Company. If the two appraisers agree upon such value, they shall jointly render a single written report stating that value. If the two appraisers cannot agree upon the value of the Company, they shall each render a separate written report and shall appoint a third appraiser, who shall appraise the Company, determine its value, and render a written report of such appraiser's opinion thereon. Each party shall pay the fees and other costs of the appraiser appointed by such party, and the fees and other costs of the third appraiser shall be shared equally by both parties.

(b) The value contained in the aforesaid joint written report or written report of the third appraiser, as the case may be, shall be the Appraised Value; provided, however, that if the value of the equity contained in the appraisal report of the third appraiser is more than the higher of the first two appraisals, the higher of the first two appraisals shall govern; and provided further, that if the value of the equity contained in the appraisal report of the third appraiser is less than the lower of the first two appraisals, the lower of the first two appraisals shall govern.

6.5. *Installment Payments.* If the Company or its nominee, as the case may be (the "Purchaser"), elects to pay the Purchase Price on an installment basis (the "Indebtedness"), such payments shall be in equal quarterly installments of principal over a period that shall expire no later than five (5) years from the Transfer Closing Date, and the Purchaser shall evidence the obligation to pay the Indebtedness by executing and delivering its or their promissory note, in the form attached hereto as *Exhibit C*, to the Transferor (the "Payee").

Article VII
Dissolution, Liquidation, and Termination of the Company

7.1. *Dissolution.* The Company shall be dissolved upon the unanimous written agreement of the Members.

7.2. *No Dissolution upon Dissociation of Member.* The Company shall not dissolve upon the Voluntary or Involuntary Dissociation of any Member.

7.3. *Procedure for Winding Up and Dissolution.* If the Company is dissolved, the remaining Members shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first to creditors of the Company, including Interest Holders who are creditors, in satisfaction of the liabilities of the Company, and then to the Interest Holders, in accordance with Section 4.5 of this Agreement.

7.4. *Filing of Certificate of Cancellation.* Upon completion of winding up the affairs of the Company, the Members shall promptly file a Certificate of Cancellation of Articles of Organization with the Secretary of State. If there are no remaining Members, such Certificate shall be filed by the last Person to be a Member; if there are no remaining Members, or last Person to be a Member, the Certificate shall be filed by the legal or personal representatives of the last Person to be a Member. No Manager or Member shall be entitled to any compensation for services provided in winding up the Company.

Article VIII
Books, Records, Accounting, and Tax Elections

8.1. *Bank Accounts.* All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Members shall determine the financial institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

8.2. *Maintenance of Books and Records.*

(a) The Members shall keep or cause to be kept complete and accurate books, records, and financial statements of the Company and supporting documentation of transactions with respect to the conduct of the Company's business. The books, records, and financial statements of the Company shall be maintained on the accrual basis in accordance with generally accepted accounting principles. Such books, records, financial statements, and documents shall include, but not be limited to, the following:

(1) a current list of the full name and last known business or residence address of each Member and Interest Holder, in alphabetical order, with the Contribution and the share in profits and losses of each Member and Interest Holder specified in such list;

(2) the Articles of Organization, including all amendments; and any powers-of-attorney under which the Articles of Organization or amendments were executed;

(3) federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(4) this Agreement and any amendments, and any powers-of-attorney under which this Agreement or amendments were executed;

(5) financial statements for the six most recent years; and

(6) internal books and records for the current and four most recent years.

(b) Such books, records, and financial statements of the Company and supporting documentation shall be kept, maintained, and available at the Company's office within the State of California.

8.3. Right to Inspect Books and Records; Receive Information.

(a) Upon the reasonable request of a Member or Interest Holder, for a purpose reasonably related to the interest of that Member or Interest Holder, the Company shall promptly deliver to the requesting Member, at the expense of the Company, a copy of this Agreement, as well as the information required to be maintained by the Company under paragraphs (1) and (3) of Section 8.2(a).

(b) Each Member and Interest Holder has the right upon reasonable request, and for purposes reasonably related to the interest of that Person as a Member or Interest Holder, to do the following:

(1) to inspect and copy, during normal business hours, any of the records required to be maintained by the Company under Section 8.2(a); and

(2) to obtain from the Company promptly after becoming available, a copy of the Company's federal, state, and local income tax or information returns for each year.

(c) The Company shall send or shall cause to be sent to each Member and Interest Holder within ninety (90) days after the end of each fiscal year of the Company: (i) such information as is necessary to complete federal and state income tax or information returns, and (ii) if the Company has thirty-five (35) or fewer Members, a copy of the Company's federal, state, and local income tax or information returns for the fiscal year.

(d) Unless otherwise expressly provided in this Agreement, the inspecting or requesting Member or Interest Holder, as the case may be, shall reimburse the Company for all reasonable costs and expenses incurred by the Company in connection with such inspection and copying of the Company's books and records and the production and delivery of any other books or records.

8.4. *Annual Accounting Period.* The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Members, subject to the requirements and limitations of the Code.

8.5. *Tax Matters Partner.* Caroline Iob Pavan shall be the "Tax Matters Partner" for the purposes of Code Section 6231.

Article IX
General Provisions

9.1. *Assurances.* Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Members deem appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

9.2 *Title to Company Property.* Legal title to all property of the Company must be held and conveyed in the name of the Company.

9.3. *Notice.* All notices, requests, or other communications given pursuant to this Agreement shall be duly given and effective when provided in the one of the following written forms (a) by overnight courier service with next day delivery and written confirmation of delivery (effective date will be the day following service); (b) by registered or certified mail with

return receipt requested; (effective date will be five (5) days after mailing); (c) by email provided that a read receipt is given and that a hard copy is also sent by certified or registered mail with return receipt requested (effective date will be the earlier date of either the day the email is received or five (5) days after mailing the hard copy). Notices must be given to each Member at the address specified in *Exhibit A*.

9.4. *Specific Performance*. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to remedy the injury fully. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

9.5. *Integration; Amendment*. This Agreement constitutes the complete and exclusive statement of the agreement among the Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty. Except as expressly provided otherwise herein, this Agreement may not be amended without the written consent of all of the Members.

9.6. *Governing Law*. This Agreement will be subject to, interpreted, and enforced according to the laws of the State of California, without application of its conflicts or choice of law rules, and the parties agree to subject to the non-exclusive jurisdiction of the Courts of San Diego County in California. Any dispute, claim, or controversy arising out of or relating to this Agreement, or the breach, termination, enforcement, interpretation, or validity hereof, including the determination of the scope or applicability of this Agreement to arbitrate, shall be determined by arbitration in San Diego, California before one arbitrator. The arbitrator shall be administered by a JAMS arbitrator pursuant to its Comprehensive Arbitration Rules and Procedures. Judgment on the Award may be entered in any court having jurisdiction. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction. The arbitrator may, in the Award, allocate all or part of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party.

9.7. *Headings*. The headings herein are inserted as a matter of convenience only and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

9.8. *Binding Provisions*. This Agreement is binding upon, and to the limited extent specifically provided herein, inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and assigns.

9.9. *Interpretation*. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require. References to articles, sections (or subdivisions of sections), exhibits, annexes, or schedules are to those of this Agreement, unless otherwise indicated.

9.10. *Severability*. If any provision of this Agreement, or part thereof, is declared by a court of competent jurisdiction to be invalid, void or unenforceable, each and every other provision, or part thereof, will nevertheless continue in full force and effect.

9.11. *Counterparts*. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

9.12. *Legal Counsel; Consultation with Attorney*. The Members understand and acknowledge that the attorney that prepared this agreement ("Attorney") has represented the Company in the preparation of this Agreement and has not represented any of the Members in the preparation of this Agreement. Each Member acknowledges and agrees as follows: (i) Attorney is not representing the interests of such Member, and such Member is not relying on Attorney in determining whether to enter into this Agreement; (ii) such Member has been advised to seek independent counsel, to the extent that Member deems it appropriate, to protect such Member's interests in connection with this Agreement, including, without limitation, advice as to the tax consequences of entering into this Agreement; and (iii) such Member will look solely to, and rely upon, such Member's own advisers with respect to the legal, financial, and tax consequences of this investment.

9.13. *Confidential Information*. Each Member will come into possession of and/or become aware of certain proprietary matters and affairs of the Company. Members will be in a position of trust and confidence as to all trade secret information and other proprietary information relating to the Company's business that is not generally known to, or readily available to, the public and that is of a confidential, proprietary or secret nature and is or may be either applicable to, or related in any way to, the present or future business of the Company or the business of any client of the Company (collectively, "Confidential Information"). Confidential Information includes, but is not limited to: opportunities, techniques, and strategies; various financial and operating data consisting of, among other things, marketing data, documents, files, electronically recordable data or concepts, computer software and hardware, inventions, improvements, books, papers, compilations of information, records and specifications; names and practices of existing and potential clients; names, marketing methods, operating practices and related information regarding the Company's existing and potential clients, joint venture partners, licensees, licensors, and vendors; prices and fee structures the Company obtains or has obtained or at which it sells, has sold or intends to sell its services; information regarding the Company's financial condition; fee structures applied to and compensation paid to the Company's consultants and employees and Members. Each Member agrees not to use, publish, disseminate, misappropriate, or otherwise disclose any Confidential Information, either while the Member is a Member or thereafter, except as required in the course of that Member's pursuit of the Company's business on behalf of the Company, or as may be required by applicable law. Each Member will take all reasonable precautions to protect the confidential nature of Confidential Information and all other documents or materials entrusted to such Member containing Confidential Information. Each Member agrees that, upon the earlier of the termination of that Member's services relationship (if any) with the Company or the time that Member ceases to be a Member, that Member will return all originals and copies of the Company's property in that Member's possession, including materials, memoranda, records, reports, client lists, or other documents, and specifically including any documents containing any Confidential Information. This Section 9.13 will survive termination of this Agreement.

9.14. *Representations*. Each Member represents and warrants to each other Member and the Company that such Member:

(a) Has a pre-existing personal or business relationship with the Company or one or more of its Members, or by reason of such Member's business or financial experience, or by reason of the business or financial experience of such Member's financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any Affiliate of the Company, such Member is capable of evaluating the risks and merits of an investment in the Company and of protecting such Member's own interests in connection with this investment;

(b) Has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, article or any other form of advertising or general solicitation as to the sale of Membership Interests;

(c) Has acquired such Member's Membership Interest for such Member's own account, for investment, and not with a view to or for the resale, distribution, subdivision or fractionalization thereof and no other person will have any direct or indirect beneficial interest in or right to the Membership Interest;

(d) Has no contract, undertaking, understanding, agreement, or arrangement, formal or informal, with any person to sell, transfer, or pledge all or any portion of such Member's Membership Interest; and has no current plans to enter into any such contract, undertaking, understanding, agreement, or arrangement;

(e) Has sufficient financial strength to hold the Membership Interest as an investment and bear the economic risks of that investment (including possible complete loss of such investment) for an indefinite period of time; and

(f) Has been afforded full and complete access to the books, financial statements, records, contracts, documents, and other information concerning the Company and its proposed activities, and has been afforded an opportunity to ask such questions of the Company's agents, accountants and other representatives concerning the Company's proposed business, operations, financial condition, assets, liabilities, and other relevant matters as he or it has deemed necessary or desirable, and has been given all such information as has been requested, in order to evaluate the merits and risks of the investment contemplated herein.

9.15. *Estoppel Certificate*. Each Member shall, within ten (10) days after written request by any Member, deliver to the requesting Person a certificate stating, to the Member's knowledge, that: (a) this Agreement is in full force and effect; (b) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (c) there is no default hereunder by such Member, or if there is a default, the nature or extent thereof.

9.16. *Execution of Spousal Consent*. Each Member who is a married person agrees that at the time that Member executes this Agreement, he or she shall supply a signed consent by that Member's spouse, in the form attached to this Agreement, as *Exhibit D*, by which that Member's spouse agrees to be bound by the provisions of this Agreement.

9.17. *Mediation*. In the event of a dispute between the Members, the Members shall first try to resolve such a dispute through mediation. The Members hereby agree to use Robert Sterzenbach but if Mr. Sterzenbach declines or is unavailable, the Members agree to Mr Sterzenbach's choice of mediator or alternatively, if that is not possible, then the Members will mutually agree on a mediator of their choice. If thirty (30) days passes and a mediator has not been chosen in accordance with this Section 9.17 of the Agreement, then Judicial Arbitration and Mediation Services, Inc. (JAMS) shall appoint a mediator. The reasonable costs and expenses of the mediation shall be borne by the Company, including the expense to hire such a mediator.

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, the parties have executed, or caused this Agreement to be executed as of the date first above written.

MEMBERS:

Signature

CHARLES TURECEK
Name (Please print)

809 SAN LUIS REY PL
Address SD CA 92109

564-13-5868
Social Security or other
Tax Identification Number

Signature

CAROLINE JOB PAVAN
Name (Please print)

11064 CLOVERHURST WAY
Address

006-33-5240
Social Security or other
Tax Identification Number

Signature

TRAVIS DAVENPORT
Name (Please print)

3904 IBIS CT SD, CA 92103
Address

630-12-6733
Social Security or other
Tax Identification Number

Signature

VINICIUS JOB PAVAN
Name (Please print)

11046 CLOVERHURST WAY, SD, CA 92130
Address

623-11-7781
Social Security or other
Tax Identification Number

Limited Liability Company
Amended and Restated
Operating Agreement

Exhibit A
List of Members, Capital, and Ownership

Name	Tax Identification No.	Address	Initial Contribution	Preferred Contribution	Ownership Percentage
Charles Turecek		809 San Luis Rey Place San Diego, CA 92109	$48,000.00	N/A	20.00%
Caroline Pavan		Avenue Andarai, Number 566, Apartment 206, A, ZIP 91350-110 Porto Alegre/RS, Brazil	$101,999.00	$30,000	51.00%
Vinicius Pavan		11046 Cloverhurst Way San Diego, CA 92130	$75,000.00	$40,000	9.00%
Travis Davenport		3904 Ibis Court San Diego, CA 92103	$50,000.00	N/A	20.00%

Exhibit B
Special Tax Allocations and Tax Definitions

4.3. *Special Allocations and Other Tax Provisions.*

(a) *Special Allocations.*

(1) No allocation of Profits or Loss under Section 4.2 will be made unless it would be considered, under the Regulations promulgated under Code Section 704(b) (the "704(b) Regulations"), either to have substantial economic effect, or to be in accordance with the Interest Holders' interests in the Company. To the extent necessary to comply with the foregoing, in lieu of the allocations set forth in Section 4.2, the Members may cause the Company's Profits or Losses, or any items thereof, to be reallocated among the Interest Holders in such manner as the Members may determine to be fair, appropriate and consistent with the provisions of the 704(b) Regulations, including, without limitation, the provisions of Regulations Section 1.704-2(f) (minimum gain chargeback), Section 1.704-2(i)(4) (partner nonrecourse debt minimum gain chargeback), and Section 1.704-1(b)(2)(ii)(d) (qualified income offset), each of which is incorporated herein by this reference.

(2) Special allocations of Profits (or items thereof) will be made to any Interest Holder if the Members determine that such Interest Holder's Capital Account would otherwise have a deficit capital account balance that (in absolute value) exceeds the maximum deficit balance that would be permitted under the 704(b) Regulations.

(3) If any allocation of Losses (or any item thereof) would result in a deficit balance in an Interest Holder's Capital Account that would (in absolute value) exceed the maximum deficit balance that would be permitted under the 704(b) Regulations, some or all of such Losses (or items thereof) may be reallocated to any other Interest Holders whose Capital Accounts would not have such excess deficit balances (in proportion to their respective Ownership Percentage).

(4) The allocation provisions of this Agreement are intended to produce final Capital Account balances of the Interest Holders that will permit liquidating distributions that are made in accordance with such final Capital Account balances under Section 4.5(a) to be equal to the distributions that would occur if such liquidating distributions were to be made to the Interest Holders in proportion to their Ownership Percentages. To the extent that the tax allocation provisions of this Agreement would not produce such final Capital Account balances, (i) the Members shall amend such provisions if and to the extent necessary to produce such result; and (ii) the Members shall reallocate taxable income or taxable loss of the Company for prior open years (or items of gross income and deduction of the Company) among the Interest Holders to the extent it is not possible to achieve such result with allocations of income (including gross income) and deduction for the current year and future years.

(b) *General.*

(1) For purposes of reporting each Interest Holder's share of federal, state, and any applicable local income taxes, items of income, gain, loss, deduction, and credit will be allocated in accordance with the provisions of Code Section 704(c) and the Regulations promulgated thereunder, so as to properly take into account any variation between the adjusted tax basis and the book value of Company assets, using any method that complies with Regulations Section 1.704-3 as the Members determine to be fair and appropriate.

(2) All amounts required to be withheld pursuant to Code Section 1446 or any other provision of federal, state, or local tax law will be treated as amounts actually distributed to the affected Interest Holders for all purposes of this Agreement. If the Members determine that the Company does not have sufficient funds to satisfy such withholding obligations for an Interest Holder, that Interest Holder shall contribute the funds necessary to satisfy the withholding obligation.

(3) If any assets of the Company are distributed in kind to the Interest Holders, those assets shall be valued on the basis of their fair market value, and any Interest Holder entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Interest Holders so entitled. Unless the Members otherwise agree, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by agreement of the Members. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its market value, and the Profit or Loss shall be allocated as provided in Section 4.2 and shall be properly credited or charged to the Capital Accounts of the Interest Holders prior to the Distribution of the assets in liquidation pursuant to Section 4.5(a).

(4) All Profit and Loss shall be allocated and all distributions shall be made to the Persons shown on the records of the Company to have been Interest Holders as of the last day of the taxable year for which the allocation or Distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer or an Involuntary Dissociation during the taxable year, the Profit and Loss shall be allocated between the original Interest Holder and the successor on the basis of the number of days each was an Interest Holder during the taxable year; provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss, or proceeds attributable to any extraordinary non-recurring items of the Company.

(5) The Interest Holders are aware of the income tax provisions of this Agreement and agree to be bound by these provisions in reporting their share of Profits, Losses, and other items for federal and state income tax purposes.

(c) *Tax Definitions*. For purposes of this Agreement:

"*Capital Account*" means the account to be maintained by the Company for each Interest Holder in accordance with Regulation Section 1.704-1(b)(2)(iv). If any Economic Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred interest. If the book value of Company property is adjusted under the Regulations, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. All provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with Regulation Section 1.704-1(b)(2)(iv).

"*Code*" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding revenue law.

"*Negative Capital Account*" means a Capital Account with a balance of less than zero.

"*Positive Capital Account*" means a Capital Account with a balance greater than zero.

"*Profit*" and "*Loss*" means, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments: (i) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss; (ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss; (iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss; (iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the book value as adjusted under Regulation Section 1.704-1(b) ("adjusted book value") of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal income tax purposes; (v) in lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and (vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to *Exhibit B* Section 4.3(a) shall not be taken into account in computing Profit or Loss.

"*Regulation*" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

Exhibit D

Consent of Spouses

[Attached]

Exhibit D

Consent of Spouses

The undersigned are the spouses (referred to individually as "spouse" or collectively as "spouses") of the Members of Babe Brewing LLC ("Company"). Each spouse acknowledges that he or she has read and understands the Amended and Restated Operating Agreement of the Company ("Agreement"). Each spouse understands that by signing the Agreement, each Member has agreed that the Member's interest in the Company, including any portion of that interest that is the community property of the Member and that Member's spouse, shall be subject to all the provisions of the Agreement. Each spouse agrees to be bound by the provisions of the Agreement in their entirety, including, but not limited to, those provisions of the Agreement governing the sale or transfer of interests in the Company. Each spouse further agrees that in the event his or her Member spouse predeceases him or her, the non-Member spouse will not devise all or any part of any community property interest that he or she may have in the Member's interest in the Company in violation of this Agreement. The spouse of each Member understands and acknowledges that the Member is operating or managing the business of the Company to the extent provided in the Agreement and that the Member has and will continue to have the primary management and control of the Company's business, as provided in the Agreement, to the maximum extent that the Member may lawfully do so.

Date:

SPOUSES:

____
[*signature*]
Natacha Penz Pavan, spouse of Vinicius Pavan

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this "Agreement") is made and entered into as of the 27 day of August, 2018, by and among Travis Davenport ("Mr. Davenport"), Vinicius Pavan ("Mr. Pavan" and together with Mr. Davenport, the "Buyers"), Charles Turecek (hereinafter referred to as "Mr. Turecek" or "Seller"), and Babe Brewing LLC, a California limited liability company (the "Company").

Preamble

A. Mr. Turecek is a managing member of the Company, and record and beneficial owner of forty-two percent (42%) of the membership interests in the Company;

B. Mr. Turecek desires to sell twenty percent (20%) of the outstanding membership interests of the Company to Mr. Davenport (the "Davenport Interests");

C. Mr. Turecek desires to sell two percent (2%) of the outstanding membership interests of the Company to Mr. Pavan (the "Pavan Interests" and together with the Davenport Interests, the "Reallocated Membership Interests"); and

D. The Buyers desire to purchase the Reallocated Membership Interests from Mr. Turecek, on the terms and conditions, and for the consideration set forth and contained in this Agreement (the "Transaction").

The parties, intending to be legally bound, agree as follows:

1. **Incorporation of Preambles.** The parties hereby expressly incorporate the recitals contained in the preambles of this Agreement and find the same to be true and correct.

2. **Share Purchase.**

(a) As of the date of this Agreement, Mr. Turecek hereby sells, assigns, transfers, and delivers the Reallocated Membership Interests to the Buyers, and the Buyers hereby purchase the Reallocated Membership Interests, free and clear of any and all liens, claims, security interests, or other encumbrances (collectively, "Liens").

(b) Consideration for the Davenport Interests shall be for the aggregate purchase price of Fifty Thousand Dollars ($50,000) and for the Pavan Interests, consideration shall be for two (2) Babe Kombucha hats, both of which shall be paid, in cash or in similar form, contemporaneous with the execution of this Agreement.

3. **Seller Representations and Warranties.** Mr. Turecek hereby represents and warrants to the Buyers as follows:

(a) Mr. Turecek is the sole record holder and legal and beneficial owner of the Reallocated Membership Interests.

(b) Mr. Turecek has, and the Buyers will receive, good and marketable title to the Reallocated Membership Interests, free and clear of any and all its Liens.

(c) Mr. Turecek agrees that the share purchase and determination of the consideration for the Reallocated Membership Interests is fair and reasonable.

(d) Mr. Turecek has the requisite legal capacity to execute, deliver, and perform this Agreement and his obligations hereunder. This Agreement has been duly executed by Mr. Turecek and is a valid, legal, and binding obligation, enforceable against him in accordance with its terms.

(e) Mr. Turecek has been advised that he may have full access to the Company's financial information and has been afforded the opportunity to ask questions of the officers, directors, employees, and accountants of the Company as to the business, prospects, and financial and business condition of the Company, and Mr. Turecek desires to proceed with this Agreement and the sale of the Reallocated Membership Interests. Mr. Turecek is not relying solely on the Company's financial information and results or on any forecasted operating results or budgets prepared by or for the Company. Mr. Turecek has had the opportunity to consult with advisors of his own choosing, including attorneys, accountants, and financial analysts as he desired regarding the Company, its business, prospects, financial and business conditions, this Agreement, and the sale of the Reallocated Membership Interests.

(f) Mr. Turecek is not required, except as set forth in Section 5.2(d)(2) of the Company's Operating Agreement, to provide any notice to or obtain any consent from any person in connection with the execution of this Agreement.

4. **Buyer Representations and Warranties.** The Buyers hereby represent and warrant to Mr. Turecek as follows:

(a) The Buyers agree that the share purchase and determination of consideration for the Reallocated Membership Interests is fair and reasonable.

(b) The Buyers have the requisite legal capacity to execute, deliver, and perform this Agreement and their obligations hereunder. This Agreement has been duly executed by the Buyers and is a valid, legal, and binding obligation, enforceable against them in accordance with its terms.

(c) The Buyers have been advised that they may have full access to the Company's financial information and has been afforded the opportunity to ask questions of the officers, directors, employees, and accountants of the Company as to the business, prospects, and financial and business condition of the Company, and the Buyers desire to proceed with this Agreement and the sale of the Reallocated Membership Interests. The

Buyers are not relying solely on the Company's financial information and results or on any forecasted operating results or budgets prepared by or for the Company. The Buyers have had the opportunity to consult with advisors of their own choosing, including attorneys, accountants, and financial analysts as they desired regarding the Company, its business, prospects, financial and business conditions, this Agreement, and the sale of the Reallocated Membership Interests.

5. **Miscellaneous.**

(a) This Agreement will be governed by and construed in accordance with the laws of the State of California, without regard to its choice of law rules.

(b) The parties shall from time to time do and perform such additional acts and execute and deliver such additional documents and instruments as may be required by applicable law or reasonably requested by any party to establish, maintain, or protect its rights and remedies or to effect the intents and purposes set out herein.

(c) All representations, warranties, covenants, and agreements contained in this Agreement or contained in any certificate or document delivered pursuant thereto shall survive the execution, delivery, and performance of this Agreement, notwithstanding any investigation conducted at any time with respect thereto. If any provision of this Agreement or the application thereof shall be found to be invalid, illegal, or unenforceable to any extent, the remainder of the Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by applicable law.

(d) This Agreement, together with its attachments, schedules, and exhibits, embodies the entire agreement and understanding between the Buyers and Mr. Turecek with respect to the subject matter hereof and supersedes any and all prior and contemporaneous agreements and understandings between the Buyers and Mr. Turecek relating to the subject matter of this Agreement, whether verbal or written.

(e) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same executed instrument.

(f) In connection with the preparation of this Agreement, the parties acknowledge and agree that: (i) the attorney that prepared this Agreement ("Attorney") acted as legal counsel to the Company; (ii) the parties to this Agreement have been advised by the Attorney that the interests of the parties are opposed to each other and are opposed to the interests of the Company; and (iii) each has been advised by the Attorney to retain separate legal counsel. Notwithstanding the foregoing, the parties, including each Mr. Davenport, Mr. Pavan, and Mr. Turecek, (x) desire Attorney to represent the Company; (y) acknowledge that they have been advised to retain separate counsel and have waived their right to do so; and (z) jointly and severally forever waive any claim that the Attorney's representation of the Company constitutes a conflict of interest.

(g) The parties acknowledge that in executing this Agreement, they have carefully reviewed and had the opportunity to review the terms of this Agreement with counsel of their choice and are fully aware of the extent of their rights and obligations under this Agreement, and that their agreement to all of its provisions is made freely, voluntarily, and with full knowledge and understanding of its content. The parties represent and acknowledge that, in executing this Agreement, they have not relied upon any representation or statement made by any party or third-party with respect to the subject matter, basis, or effect of this Agreement that is not explicitly included herein. The parties further agree that the language of this Agreement shall not be construed presumptively against any of the parties hereto.

Remainder of Page Intentionally Left Blank – Signature Page Immediately Follows

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of date above.

BUYERS:

Travis Davenport, individually

Vinicius Pavan, individually

SELLER:

Charles Turecek, individually

CONSENT OF ALL THE MEMBERS

All of the Members of the Company (the "Members") hereby consent to the transfer of the Reallocated Membership Interest from Mr. Turecek to the Buyers and to the admission of Mr. Davenport as a Member of the Company in accordance with Sections 3.9 and 5.2 of the Operating Agreement of the Company (the "Operating Agreement").

As inducement to enter into this Agreement, and waiver of the Company's Right of First Offer, Mr. Turecek and the Company mutually agree that Mr. Turecek's involvement in the Company will be as a "passive investor". "Passive Investor" shall mean that Mr. Turecek will not represent the Company in any capacity, nor will he act directly or indirectly in the ongoing operations of the Company in any manner whatsoever, except with respect to the voting rights granted to him by the Operating Agreement and unless otherwise agreed to, at the Company's sole discretion. The Operating Agreement shall be amended to reflect such change, and Mr. Turecek hereby acknowledges and approves of such amendment.

As further inducement to enter into this Agreement, the Company hereby transfers and assigns all rights associated with the Infinity Water product to Mr. Turecek, including but not limited to any and all trademarks, whether registered or unregistered, any and all goodwill associated with those trademarks, any and all trade secrets, including any recipes, formulas, know-how, or other proprietary information, any and all packaging designs, and any and all copyrights. In addition, the Company hereby agrees to execute any documents necessary to fully effectuate the assignment of rights set forth herein. In return, Mr. Turecek hereby grants the Company a non-exclusive license to use the recipe associated with the Infinity Water product to manufacture and sell a beverage subject to the following terms. The Company shall only sell such a beverage in its tasting rooms to consumers, and all other sales of such a beverage are prohibited. The Company shall make no use of any trademark or copyright associated with the Infinity Water product that is owned by Mr. Turecek. The Company shall keep the recipe associated with the Infinity Water product confidential, and the confidentiality obligations set forth herein shall survive the expiration or termination of the Agreement and/or the license that is granted herein. For avoidance of doubt, the Company's right to use the ingredients, sparkling water, yerba mate, and lemon juice, in other products, in other formulations, or in any other way not contemplated and expressly excluded herein, shall not be limited or infringed. Further, Mr. Turecek shall not engage in the manufacture, sale, or distribution of any other kombucha products of any kind in the Company's Southern California market while Mr. Turecek remains a Member of the Company and for an additional period of three (3) years from the date that Mr. Turecek ceases to be a Member.

Charles Turecek, individually and as a Member

Caroline Pavan, Member

Vinicius Pavan, Member

BABE BREWING LLC
Waiver of Notice of
The First Meeting of the Members

We, the undersigned, being all the Members of BABE BREWING LLC, hereby waive all notice of the first meeting of this meeting and agree and consent that this meeting be held at the offices of the Corporation at:

On the 25 day of SEPTEMBER, 20 19, at 2 o'clock 10 m. for the purpose of holding a meeting of the Members of BABE BREWING LLC as to the sale of Membership Interest to and the purchase of Membership Interest by Dylan M. Barbour.

Dated:
09|25|2019
____

BABE BREWING LLC
Minutes of the Meeting of the Members

The Managers presented the issue of the sale of Membership Interest to and the purchase of Membership Interest by Dylan M. Barbour.

After consideration, and upon motion duly made and seconded, it was unanimously:

> RESOLVED, that the three of the Members of BABE BREWING LLC will sell certain percentages of their Membership Interest to Dylan M. Barbour, as follows:

Vinicius Iob Pavan is a managing member of the Company, and record and beneficial owner of nine percent (9%) of the membership interests in the Company and Vinicius desires to sell three percent (3%) of his membership interest of the Company to Dylan ("Vinnie's 3%")

Travis Martin Davenport is a managing member of the Company, and record and beneficial owner of twenty percent (20%) of the membership interests in the Company and Travis desires to sell one percent (1%) of his membership interest of the Company to Dylan ("Travis's 1%")

Charles Stillwell Tureek is a non-managing (silent) member of the Company, and record and beneficial owner of twenty percent (20%) of the membership interest in the Company and Charles desires to sell one percent (1%) of his membership interest of the Company to Dylan ("Charles's 1%");

The Members agreed that the value of each percentage point should be $20,000.

The Members have met with the potential buyer Dylan M. Barbour and have allowed him to learn about the Company, its successes and growth.

The Members have all consented to the sale of Membership Interest to Mr. Barbour.

The new member Dylan Barbour agrees to be a non-managing member, without participation in the management and operation of the company, except with respect to the rights granted to him by the Operating Agreement.

CONSENT OF ALL THE MEMBERS

All of the Members of the Company (the "Members") hereby consent to the transfer of the Reallocated Membership Interest from Ms. Pavan, Mr. Pavan, Mr. Davenport and Mr. Turecek to the Buyer and to the admission of Mr. Barbour as a Member of the Company in accordance with Sections 3.9 and 5.2 of the Operating Agreement of the Company (the "Operating Agreement").

Dated": 09/25/2019

Caroline Iob Pavan, as Member

Vinicius Iob Pavan, as Member

Charles Stillwell Turecek, as Member

Travis Martin Davenport, as Member

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this "Agreement") is made and entered into as of the 25TH day of SEPTEMBER 2019, by and among: Caroline Iob Pavan ("Ms. Pavan" or "Caroline"), Vinicius Iob Pavan ("Mr. Pavan" or "Vinicius" or "Vinnie"), Travis Martin Davenport ("Mr. Davenport" or "Travis") and Charles Stillwell Tureeck ("Mr. Tureck" or "Charles"), all of whom may collectively be referred to as "Sellers," together with Dylan M. Barbour ("Mr. Barbour" or "Dylan" or "Buyer"). (The "Sellers" and "Buyer" may be collectively referred to as the "Parties" and Babe Brewing LLC, a California limited liability company (the "Company").

Recitals

A. Caroline is a managing member of the Company, and record and beneficial owner of fifty-one percent (51%) of the membership interests in the Company;

A.1. Caroline will not sell any of her interest in the Company;

B. Vinicius is a managing member of the Company, and record and beneficial owner of nine percent (9%) of the membership interests in the Company;

B.1. Vinicius desires to sell three percent (3%) of his membership interest of the Company to Dylan ("Vinnie's 3%");

C. Travis is a managing member of the Company, and record and beneficial owner of twenty percent (20%) of the membership interests in the Company;

C.1. Travis desires to sell one percent (1%) of his membership interest of the Company to Dylan ("Travis's 1%")

D. Charles is a non-managing (silent) member of the Company, and record and beneficial owner of twenty percent (20%) of the membership interest in the Company;

D.1. Charles desires to sell one percent (1%) of his membership interest of the Company to Dylan ("Charles's 1%");

E. Collectively, the percentages of interest of the Sellers equal five percent (5%) to be sold to Dylan may be referred to as the "Reallocated Membership Interest" and may also be referred to as "Share" or "Shares"; and

F. The Buyer desires to purchase the Reallocated Membership Interest on the terms and conditions and for the consideration set forth and contained in this Agreement (the "Transaction").

The Parties, intending to be legally bound, agree as follows:

1. **Incorporation of Recitals.** The Parties hereby expressly incorporate the Recitals deem them to be true and correct.

2. **Purchase of Interest.**

(a) **Agreement to Sell and to Buy:** As of the date of this Agreement, the Sellers hereby agree to sell, assign, transfer, and deliver the Reallocated Membership Interest, jointly and severally, to the Buyer, and the Buyer hereby agrees to purchase the Reallocated Membership Interest, which is five percent (5%) of the total shares, free and clear of any and all liens, claims, security interests, or other encumbrances (collectively, "Liens").

(b) **Value of Interest to Be Sold/Purchased:** The Parties have agreed that the value of the Reallocated Membership Interest is twenty thousand dollars ($20,000) per percentage point for a total of one hundred thousand dollars ($100,000).

(c) **Consideration:** Buyer agrees to pay the consideration of twenty thousand dollars ($20,000) per percentage point sold to him. As a result, Buyer agrees to pay as follows:

Sixty thousand dollars ($60,000) to Vinicius for Vinnie's 3%;
Twenty thousand dollars ($20,000) to Travis for Travis's 1%; and
Twenty thousand dollars ($20,000) to Charles for Charles's 1%.

for a total of one hundred thousand dollars ($100,000).

(d) **Payment of the Consideration and Timing of Payment.** Buyer agrees to pay all the one hundred thousand dollars ($100,000) by depositing that entire sum into the Bank of America bank account of BABE BREWING LLC contemporaneously with the execution of the herein Agreement. ("Contemporaneously" shall be deemed to be on the same day as the execution of the herein Agreement.) The Company shall distribute and/or transfer the respective sums of the Consideration to Vinicius, Travis and Charles without penalty to the Company.

(e) **Buyer May Assign His Interest to His Living Trust.** Sellers do not object to Buyer assigning his newly purchased interest in the Company (the "Reallocated Membership Interest") to his living trust.

2. **Sellers Representations and Warranties.** All Sellers hereby represent and warrant to the Buyer as follows:

(a) As more particularly described in Recitals hereinabove, each of the respective Sellers is the sole record holder and legal and beneficial owner of the respective interest described.

(b) Each of the Sellers has, and the Buyer will receive, good and marketable title to the Reallocated Membership Interest, free and clear of any and Liens.

(c) Each of the Sellers agrees that the respective shares of the Company and the determination of consideration for said shares being sold to Dylan is fair and reasonable.

(d) All Sellers have the requisite legal capacity to execute, deliver, and perform this Agreement and his or her obligations hereunder. This Agreement has been duly executed by all Sellers and is a valid, legal, and binding obligation, enforceable against them in accordance with its terms.

(e) All Sellers have been advised that Buyer may have full access to the Company's financial information and Buyer has been afforded the opportunity to ask questions of the officers, directors, employees, and accountants of the Company as to the business, prospects, and financial and business condition of the Company. All Sellers desire to proceed with this Agreement and the sale of the Reallocated Membership Interest to Buyer. All Sellers is not relying solely on the Company's financial information and results or on any forecasted operating results or budgets prepared by or for the Company. All Sellers have had the opportunity to consult with advisors of their own choosing, including attorneys, accountants, and financial analysts as they desired regarding the Company, its business, prospects, financial and business conditions, this Agreement, and the sale of the Shares to Buyer.

(f) All Sellers are not required, except as set forth in Section 5.2(d)(2) of the Company's Operating Agreement, to provide any notice to or obtain any consent from any person in connection with the execution of this Agreement. However, the Sellers and managers of the Company have met and memorialized their agreement among them to sell the five percent (5%) interest described hereinabove to Buyer, all without objection.

3. **Buyer Representations and Warranties.** The Buyer hereby represents and warrants to Sellers as follows:

(a) The Buyer agrees that the Shares purchased and determination of the value of the Shares (the "Consideration") for the Shares is fair and reasonable.

(b) The Buyer has the requisite legal capacity to execute, deliver, and perform this Agreement and his obligations hereunder. This Agreement has been duly executed by the Buyer and is a valid, legal, and binding obligation, enforceable against him in accordance with its terms.

(c) The Buyer has been advised that he may have full access to the Company's financial information and has been afforded the opportunity to ask questions of the officers, directors, employees, and accountants of the Company as to the business, prospects, and financial and business condition of the Company, and the Buyer desires to proceed with this Agreement and the sale of the Reallocated Membership Interest. The

Buyer is not relying solely on the Company's financial information and results or on any forecasted operating results or budgets prepared by or for the Company. The Buyer has had the opportunity to consult with advisors of his own choosing, including attorneys, accountants, and financial analysts as he desired regarding the Company, its business, prospects, financial and business conditions, this Agreement, and the sale of the Reallocated Membership Interest.

4. <u>**Miscellaneous.**</u>

(a) **Governing Law.** This Agreement will be governed by and construed in accordance with the laws of the State of California, without regard to its choice of law rules.

(b) **Additional Act and Documents as Required.** The Parties shall from time to time do and perform such additional acts and execute and deliver such additional documents and instruments as may be required by applicable law or reasonably requested by any party to establish, maintain, or protect its rights and remedies or to effect the intents and purposes set out herein.

(c) **Survival of Provisions.** All representations, warranties, covenants, and agreements contained in this Agreement or contained in any certificate or document delivered pursuant thereto shall survive the execution, delivery, and performance of this Agreement, notwithstanding any investigation conducted at any time with respect thereto. If any provision of this Agreement or the application thereof shall be found to be invalid, illegal, or unenforceable to any extent, the remainder of the Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by applicable law.

(d) **Entire Agreement.** This Agreement, together with its attachments, schedules, and exhibits, embodies the entire agreement and understanding between the Buyer and Sellers with respect to the subject matter hereof and supersedes any and all prior and contemporaneous agreements and understandings between the Buyer and Sellers relating to the subject matter of this Agreement, whether verbal or written.

(e) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same executed instrument.

(f) In connection with the preparation of this Agreement, the Parties acknowledge and agree that: (i) the Sellers utilized an Agreement originally prepared by legal counsel for the Company but modified it to comport with Sellers' desire to sell Shares to Buyer; (ii) the attorney for Buyer revised this Agreement for this transaction (sale of Reallocated Membership Interest to Buyer); and (iii) all Parties have been advised that they may retain separate legal counsel. Notwithstanding the foregoing, the Parties, including each of the Sellers has acknowledge that they have been advised to retain separate counsel and have waived their right to do so.

(g) The Parties acknowledge that in executing this Agreement, they have carefully reviewed and had the opportunity to review the terms of this Agreement with counsel of their choice, if they so choose, and are fully aware of the extent of their rights and obligations under this Agreement, and that their agreement to all of its provisions is made freely, voluntarily, and with full knowledge and understanding of its content. The Parties represent and acknowledge that, in executing this Agreement, they have not relied upon any representation or statement made by any party or third-party with respect to the subject matter, basis, or effect of this Agreement that is not explicitly included herein. The Parties further agree that the language of this Agreement shall not be construed presumptively against any of the Parties hereto.

(h) **Notices**. All communications required or permitted to be given in this Agreement ("Notice") shall be given in writing, signed by the party giving the Notice, and shall be effective: (1) upon actual delivery, including without limitation receipt after delivery by overnight courier service; (2) upon deposit in the United States mail, sent by certified mail, return-receipt requested, postage prepaid; or (3) upon transmission of a facsimile by telecopier, provided that on the same day as the transmission a copy is deposited in the United States mail, first-class postage prepaid. The Notice shall be delivered or addressed to the party to whom the Notice is to be given at the address shown herein or to such other address as any party may designate to any other party by giving notice in writing as provided in this paragraph.

(i) **No Third-Party Beneficiaries**. Except as expressly provided for herein, nothing in this Agreement shall be deemed to confer any benefit on any person who is not a party to this Agreement.

(j) **Non-assignability**. Except as provided otherwise in this Agreement, neither this Agreement, any interest herein, nor any covenant to be performed hereunder shall be assignable by any party without the prior written consent of each other party hereto, except that any party may assign that party's rights and duties to an agent, nominee, or trustee to act in a representative capacity on behalf of that party, provided the party so assigning remains liable hereunder. Any purported or attempted assignment in violation of this paragraph shall be null and void.

(k) **Modification**. This Agreement may not be modified by any oral agreement. Any covenant, condition, representation, warranty, or recital not contained in this Agreement shall not be valid or binding on any party hereto unless this Agreement is modified or amended by a writing executed by the party to be charged with such covenant, condition, representation, warranty, or recital.

(l) **Merger and Integration**. This Agreement constitutes the entire agreement and understanding between the parties hereto and supersedes any and all prior agreements and understandings, oral or written, relating to the subject matter of this Agreement.

Signature page follows on the next page.

25TH IN WITNESS WHEREOF, the undersigned have duly executed this Agreement on SEPTEMBER, 2019.

BUYER:

Dylan M, Barbour, individually

SELLERS:

Vinicius Iob Pavan, individually

Charles Stillwell Turecek, individually

Travis Martin Davenport, individually

CONSENT OF ALL THE MEMBERS

All of the Members of the Company (the "Members") hereby consent to the transfer of the Reallocated Membership Interest from Ms. Pavan, Mr. Pavan, Mr. Davenport and Mr. Turecek to the Buyer and to the admission of Mr. Barbour as a Member of the Company in accordance with Sections 3.9 and 5.2 of the Operating Agreement of the Company (the "Operating Agreement").

Caroline Iob Pavan, as Member

Vinicius Iob Pavan, as Member

Charles Stillwell Turecek, as Member

Travis Martin Davenport, as Member

ASSIGNMENT OF MEMBERSHIP INTEREST

This Assignment of Membership Interest is based upon and made a part of that Membership Interest Purchase Agreement entered into on SEPTEMBER 20TH, wherein certain Members of BABE BREWING LLC (the "Company") sold portions of their Membership Interest in the Company to Dylan M. Barbour ("Buyer"). The purpose of the herein Assignment of Membership Interest is memorialize the purchase/sale and transfer of Membership Interest.

Recitals

The Assignor is VINICIUS IOB PAVAN ("Vinicius"), a Member of the Company and is the record and beneficial owner of three percent (3%) of the Membership Interest in the Company ("Vinicius's 3%") The Assignor desires to sell and transfer three percent (3%) of his Membership Interest (the "Assigned Interest") to the DYLAN M. BARBOUR ("Dylan") and Assignee desires to accept and acquire the Assigned Interest.

Statement of Assignment

1. **Assignment.** For value received, the Assignor hereby sells, assigns and transfers all of his right, title and interest in the Assigned Interest to the Assignee, effective as of the date of this Assignment.

2. **Acceptance.** The Assignee hereby accepts the Assigned Interest. The Assignee agrees to fully assume any and all of the Assignor's obligations with respect to the Assigned Interest. Further, the Assignee agrees to execute such other instruments of transfer and other documents as may be reasonably necessary or required by law.

IN WITNESS WHEREOF, the undersigned have executed this Assignment as of the date first set forth above.

ASSIGNOR

[signature]

VINICIUS IOB PAVAN

ASSIGNEE

____

DYLAN M. BARBOUR

CONSENT OF ALL THE MEMBERS

All of the Members of the Company (the "Members") hereby consent to the herein Assignment.

Dated: 9-20-19

Caroline Iob Pavan, as Member

Vinicius Iob Pavan, as Member

Charles Stillwell Turecek, as Member

Travis Martin Davenport, as Member

ASSIGNMENT OF MEMBERSHIP INTEREST

This Assignment of Membership Interest is based upon and made a part of that Membership Interest Purchase Agreement entered into on SEPTEMBER 20TH, wherein certain Members of BABE BREWING LLC (the "Company") sold portions of their Membership Interest in the Company to Dylan M. Barbour ("Buyer"). The purpose of the herein Assignment of Membership Interest is memorialize the purchase/sale and transfer of Membership Interest.

Recitals

The Assignor is TRAVIS MARTIN DAVENPORT ("Travis"), a Member of the Company and is the record and beneficial owner of one percent (1%) of the Membership Interest in the Company ("Travis's 1%") The Assignor desires to sell and transfer one percent (1%) of his Membership Interest (the "Assigned Interest") to the DYLAN M. BARBOUR ("Dylan") and Assignee desires to accept and acquire the Assigned Interest.

Statement of Assignment

1. **Assignment.** For value received, the Assignor hereby sells, assigns and transfers all of his right, title and interest in the Assigned Interest to the Assignee, effective as of the date of this Assignment.

2. **Acceptance.** The Assignee hereby accepts the Assigned Interest. The Assignee agrees to fully assume any and all of the Assignor's obligations with respect to the Assigned Interest. Further, the Assignee agrees to execute such other instruments of transfer and other documents as may be reasonably necessary or required by law.

IN WITNESS WHEREOF, the undersigned have executed this Assignment as of the date first set forth above.

ASSIGNOR	ASSIGNEE
[signature]	
TRAVIS MARTIN DAVENPORT	DYLAN M. BARBOUR

z

z

CONSENT OF ALL THE MEMBERS

All of the Members of the Company (the "Members") hereby consent to the herein Assignment.

Dated: 9-20-19

Caroline Iob Pavan, as Member

Vinicius Iob Pavan, as Member

Charles Stillwell Turecek, as Member

Travis Martin Davenport, as Member

ASSIGNMENT OF MEMBERSHIP INTEREST

This Assignment of Membership Interest is based upon and made a part of that Membership Interest Purchase Agreement entered into on SEPTEMBER 20TH, wherein certain Members of BABE BREWING LLC (the "Company") sold portions of their Membership Interest in the Company to Dylan M. Barbour ("Buyer"). The purpose of the herein Assignment of Membership Interest is memorialize the purchase/sale and transfer of Membership Interest.

Recitals

The Assignor is CHARLES STILLWELL TURCEK ("Charles"), a Member of the Company and is the record and beneficial owner of one percent (1%) of the Membership Interest in the Company ("Charles's 1%") The Assignor desires to sell and transfer one percent (1%) of his Membership Interest (the "Assigned Interest") to the DYLAN M. BARBOUR ("Dylan") and Assignee desires to accept and acquire the Assigned Interest.

Statement of Assignment

1. **Assignment.** For value received, the Assignor hereby sells, assigns and transfers all of his right, title and interest in the Assigned Interest to the Assignee, effective as of the date of this Assignment.

2. **Acceptance.** The Assignee hereby accepts the Assigned Interest. The Assignee agrees to fully assume any and all of the Assignor's obligations with respect to the Assigned Interest. Further, the Assignee agrees to execute such other instruments of transfer and other documents as may be reasonably necessary or required by law.

IN WITNESS WHEREOF, the undersigned have executed this Assignment as of the date first set forth above.

ASSIGNOR	ASSIGNEE
[signature]	
CHARLES STILLWELL TURCEK	DYLAN M. BARBOUR

Z

Z

CONSENT OF ALL THE MEMBERS

All of the Members of the Company (the "Members") hereby consent to the herein Assignment.

Dated: 9-20-19

Caroline Iob Pavan, as Member

Vinicius Iob Pavan, as Member

Charles Stillwell Turecek, as Member

Travis Martin Davenport, as Member

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this "Agreement") is made and entered into as of the 8th day of **March, 2021**, by and among: **Caroline Iob Pavan ("Mrs. Pavan"), Travis Davenport ("Mr. Davenport"), Vinicius Iob Pavan ("Mr. Pavan") , Charles Stillwell Turecek ("Mr. Turecek")** and **Dylan Barbour ("Mr. Dylan")** or "Sellers" together with **Someck Family Trust** ("the "Buyer"), and Babe Brewing LLC, a California limited liability company (the "Company").

Preamble

A. The Buyer desires to buy a total of five percentage **(5%)** of the company's total shares, considering the current Membership Interest Chart is illustrated below:

CAROLINE IOB PAVAN	51%
TRAVIS MARTIN DAVENPORT	19%
CHARLES STILLWELL TURECEK	19%
VINICIUS IOB PAVAN	6%
DYLAN BARBOUR	5%
TOTAL	**100%**

B. Whereas the Buyer wants to buy the percentages above described, the Sellers wants to sell **proportionally** to their membership interests.

b.1. **Mrs. Caroline Iob Pavan** will not sell any of her interest in the company;

b.2. **Mr. Travis Davenport** is a managing member of the Company, and record and beneficial owner of nineteen percent **(19%)** of the membership interests in the Company;

b.2.1. **Mr. Travis Davenport** desires to sell proportionally zero-point ninety five percent **(0.95%)** of the outstanding membership interests of the Company to (the

"Buyers Interests") and together with the Buyers Interests, the "Reallocated Membership Interests;

b.3. **Mr. Vinicius Pavan** is a managing member of the Company, and record and beneficial owner of six percent **(6%)** of the membership interests in the Company;

b.3.1. **Mr. Vinicius Pavan** desires to sell two-point eight five percent **(2.85%)** of the outstanding membership interests of the Company to (the "Buyers Interests") and together with the Buyer Interest, the "Reallocated Membership Interest;

b.4. **Mr. Charles Turecek** is a member of the Company, and record and beneficial owner of nineteen percent **(19%)** of the membership interests in the Company;

b.4.1. **Mr. Charles Turecek** desires to sell zero-point ninety five percent **(0.95%)** of the outstanding membership interests of the Company to (the "Buyers Interests") and together with the Buyers Interests, the "Reallocated Membership Interests;

b.5. **Mr. Dylan Barbour** is a member of the Company, and record and beneficial owner of five percent **(5%)** of the membership interests in the Company;

b.5.1. **Mr. Dylan Barbour** desires to sell zero-point twenty five percent **(0.25%)** of the outstanding membership interests of the Company to (the "Buyers Interests") and together with the Buyers Interests, the "Reallocated Membership Interests;

C. The Buyers desire to purchase the Reallocated Membership Interests from Mr. Vinicius Pavan, Mr. Davenport, Mr. Dylan, Mr. Turecek on the terms and conditions, and for the consideration set forth and contained in this Agreement (the "Transaction").

The parties, intending to be legally bound, agree as follows:

1. **Incorporation of Preambles.** The parties hereby expressly incorporate the recitals contained in the preambles of this Agreement and find the same to be true and correct.

2. **Share Purchase.**

(a) As of the date of this Agreement, Mr. Pavan, Mr. Davenport, Mr. Turecek and Mr. Barbour hereby sells, assigns, transfers, and delivers the Reallocated Membership Interests to the Buyer **(Someck Family Trust)**, and the Buyer hereby purchase the Reallocated Membership Interests, free and clear of any and all liens, claims, security interests, or other encumbrances (collectively, "Liens").

(b) Consideration for the Buyer Interests shall be **NO** compensation of any kind, to any of the Sellers, in cash or in similar form, contemporaneous with the execution of this Agreement.

(c) Consideration for the Buyer Interest **(Someck Family Trust)** shall total one deposit of **$150,000.00 (one hundred and fifty thousand dollars)** deposited in Babe Brewing LLC, Bank of America Bank Account (Routing Number 121000358 and Account Number 325110121871).

c.1 It is agreed between buyer and sellers, that only one transfer will be made in the total amount described above, at the same day of the appropriate signatures. The buyer is responsible for purchasing proportionally to its Membership Interests;

3. **Company's Membership Interest**. Based on the realization of this agreement, the new Membership Interest Chart is illustrated below, based on the realization of this agreement.

CAROLINE IOB PAVAN	51%
TRAVIS MARTIN DAVENPORT	18.05%
CHARLES STILLWELL TURECEK	18.05%
VINICIUS IOB PAVAN	3.15%
DYLAN BARBOUR	4.75%
SOMECK FAMILY TRUST	5%

TOTAL	**100%**

4. **Sellers Representations and Warranties.** All Sellers hereby represents and warrants to the Buyer as follows:

(a) All Sellers are the sole record holders and legal and beneficial owners of the Reallocated Membership Interests.

(b) All Sellers, and the Buyer will receive, good and marketable title to the Reallocated Membership Interests, free and clear of any and all its Liens.

(c) All Sellers agree that the shares purchases and determination of the consideration for the Reallocated Membership Interests is fair and reasonable.

(d) All Sellers have the requisite legal capacity to execute, deliver, and perform this Agreement and his obligations hereunder. This Agreement has been duly executed by All Sellers and is a valid, legal, and binding obligation, enforceable against them in accordance with its terms.

(e) All Sellers have been advised that the buyer may have full access to the Company's financial information upon request.

(f) The buyer has been afforded the opportunity to ask questions of the officers, directors, employees, and accountants of the Company as to the business, prospects, and financial and business condition of the Company, and All Sellers desire to proceed with this Agreement and the sale of the Reallocated Membership Interests. All Sellers are not relying solely on the Company's financial information and results or on any forecasted operating results or budgets prepared by or for the Company. All Sellers have had the opportunity to consult with advisors of his own choosing, including attorneys, accountants, and financial analysts as he desired regarding the Company, its business, prospects, financial and business conditions, this Agreement, and the sale of the Reallocated Membership Interests.

(g) All Sellers are not required, except as set forth in Section 14 of the Company's Operating Agreement, to provide any notice to or obtain any consent from any person in connection with the execution of this Agreement.

5. **Buyer Representations and Warranties.** The Buyers hereby represent and warrant as follows:

(a) The Buyers agree that the share purchase and determination of consideration for the Reallocated Membership Interests is fair and reasonable.

(b) The Buyers have the requisite legal capacity to execute, deliver, and perform this Agreement and their obligations hereunder. This Agreement has been duly executed by the Buyers and is a valid, legal, and binding obligation, enforceable against them in accordance with its terms.

(c) The Buyer may have full access to the Company's financial information upon request.

(d) The Buyers have been advised that they may have full access to the Company's financial information and has been afforded the opportunity to ask questions of the officers, directors, employees, and accountants of the Company as to the business, prospects, and financial and business condition of the Company, and the Buyers desire to proceed with this Agreement and the sale of the Reallocated Membership Interests. The Buyers are not relying solely on the Company's financial information and results or on any forecasted operating results or budgets prepared by or for the Company. The Buyers have had the opportunity to consult with advisors of their own choosing, including attorneys, accountants, and financial analysts as they desired regarding the Company, its business, prospects, financial and business conditions, this Agreement, and the sale of the Reallocated Membership Interests.

6. **<u>Miscellaneous</u>.**

(a) This Agreement will be governed by and construed in accordance with the laws of the State of California, without regard to its choice of law rules.

(b) The parties shall from time to time do and perform such additional acts and execute and deliver such additional documents and instruments as may be required by applicable law or reasonably requested by any party to establish, maintain, or protect its rights and remedies or to effect the intents and purposes set out herein.

(c) All representations, warranties, covenants, and agreements contained in this Agreement or contained in any certificate or document delivered pursuant thereto shall survive the execution, delivery, and performance of this Agreement, notwithstanding any investigation conducted at any time with respect thereto. If any provision of this Agreement or the application thereof shall be found to be invalid, illegal, or unenforceable to any extent, the remainder of the Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by applicable law.

(d) This Agreement, together with its attachments, schedules, and exhibits, embodies the entire agreement and understanding between the Buyer and All Sellers with respect to the subject matter hereof and supersedes any and all prior and contemporaneous agreements and understandings between the Buyer and All Sellers relating to the subject matter of this Agreement, whether verbal or written.

(e) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same executed instrument.

(f) In connection with the preparation of this Agreement, the parties acknowledge and agree that: (i) the attorney that prepared this Agreement ("<u>Attorney</u>") acted as legal counsel to the Company; (ii) the parties to this Agreement have been advised by the Attorney that the interests of the parties are opposed to each other and are opposed

to the interests of the Company; and (iii) each has been advised by the Attorney to retain separate legal counsel. Notwithstanding the foregoing, the parties, including each All Sellers, (x) desire Attorney to represent the Company; (y) acknowledge that they have been advised to retain separate counsel and have waived their right to do so; and (z) jointly and severally forever waive any claim that the Attorney's representation of the Company constitutes a conflict of interest.

(g) The parties acknowledge that in executing this Agreement, they have carefully reviewed and had the opportunity to review the terms of this Agreement with counsel of their choice and are fully aware of the extent of their rights and obligations under this Agreement, and that their agreement to all of its provisions is made freely, voluntarily, and with full knowledge and understanding of its content. The parties represent and acknowledge that, in executing this Agreement, they have not relied upon any representation or statement made by any party or third-party with respect to the subject matter, basis, or effect of this Agreement that is not explicitly included herein. The parties further agree that the language of this Agreement shall not be construed presumptively against any of the parties hereto.

Remainder of Page Intentionally Left Blank – Signature Page Immediately Follows

San Diego, March 8, 2021

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of date above.

BUYER:

James Someck

Trustee of the Someck Family Trust

SELLER:

Caroline Iob Pavan, individually

Vinicius Iob Pavan, individually

Travis Martin Davenport, individually

Charles Stillwell Turecek, individually

Dylan Barbour, individually

San Diego, March 8, 2021

CONSENT OF ALL THE MEMBERS

All of the Members of the Company (the "Members") hereby consent to the transfer of the Reallocated Membership Interest from Mr. Pavan, Mrs. Pavan and Mr. Davenport, Mr. Dylan Barbour to the Buyer and to the admission of Someck Family Trust as Members of the Company in accordance with Sections 3.9 and 5.2 of the Operating Agreement of the Company (the "Operating Agreement").

James Someck

Trustee of the Someck Family Trust

Caroline Iob Pavan, as Member

Vinicius Iob Pavan, as Member

Travis Martin Davenport, as Member

Charles Stillwell Turecek, as Member

Dylan Barbour, as Member

ASSIGNMENT OF MEMBERSHIP INTEREST

This Assignment of Membership Interests (this "Assignment") is entered into BABE BREWING LLC as of 8st March, 2021 between Mrs. Pavan, Mr. Davenport, Mr. Pavan, Mr. Turecek and Mr. Barbour (the "Assignors") and Someck Family Trust ("Assignee").

BACKGROUND

The Assignors are members of the Company and are the record and beneficial owners of one hundred percent (100%) of the Membership Interests (the "Interests") in the Company Babe Brewing LLC. The Assignors desires to sell and transfer five percent (5.00%) of the Interests (the "Assigned Interests"), to the Assignee, and the Assignee desires to accept and acquire the Assigned Interests.

STATEMENT OF ASSIGNMENT

1. Assignment. For value received, the Assignors hereby sells, assigns, and transfers all of theirs rights, titles, and interests in the Assigned Interests to the Assignee, effective as of the date of this Assignment.

2. Acceptance. The Assignee hereby accepts the Assigned Interests. The Assignee agrees to fully assume any and all of the Assignor's obligations with respect to the Assigned Interests. Further, the Assignee agrees to execute such other instruments of transfer and other documents as may be reasonably deemed necessary by the Company or required by law.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have signed this Assignment as of the date first set forth above.

ASSIGNORS:

Caroline Iob Pavan

Travis Martin Davenport

Vinicius Iob Pavan

Charles Stillwell Turecek

Dylan Barbour

ASSIGNEE:

James Someck
Trustee of the Someck Family Trust